SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

COUNTRYWIDE FINANCIAL CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

222372104

(CUSIP Number)

Christopher F. Schultz, Esq.

Porzio Bromberg & Newman, P.C.

156 West 56th Street

New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 222372104	13D	PAGE 2 OF 14 PAGES

1	NAMES OF REPORTING PERSONS SRM GLOBAL FUND GENERAL PARTNER LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 30,023,224
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 30,023,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,023,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.19%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP NO. 222372104	13D	PAGE 3 OF 14 PAGES

1	NAMES OF REPORTING PERSONS SRM GLOBAL MASTER FUND LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 30,023,224
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 30,023,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,023,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.19%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP NO. 222372104	13D	PAGE 4 OF 14 PAGES

1	NAMES OF REPORTING PERSONS SRM FUND MANAGEMENT (CAYMAN) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 30,023,224
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 30,023,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,023,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.19%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP NO. 222372104	13D	PAGE 5 OF 14 PAGES

1	NAMES OF REPORTING PERSONS JONATHAN WOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 30,023,224
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 30,023,224

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,023,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.19%
14	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock of Countrywide Financial Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 4500 Park Granada, Calabasas, CA 91302, USA.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed jointly by: (i) SRM Global Master Fund Limited Partnership (the “Master Fund”), an exempted limited partnership established in the Cayman Islands, which is principally engaged in making investments in a broad range of assets; (ii) SRM Global Fund General Partner Limited (the “General Partner”), an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the general partner of the Master Fund, (iii) SRM Fund Management (Cayman) Limited (the “Investment Manager”), an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the investment manager of the Master Fund with respect to the assets directly owned by the Master Fund and the Master Fund’s day-to-day operation; and (iv) Jonathan Wood, a director and principal of the Investment Manager (“Mr. Wood”; each, a “Reporting Person” and, collectively, the “Reporting Persons”). The address of the principal office of each of the foregoing Reporting Persons is: PO Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Mr. Wood is a citizen of the United Kingdom.

The directors and executive officers of the General Partner and the Investment Manager are named on Exhibit 1 attached hereto.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Exhibit 1 attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Master Fund obtained funds to make the purchases of Shares described below from its working capital, which includes funds that have been contributed to the Master Fund by its limited partners. No funds were borrowed by any of the Reporting Persons in order to complete the Share purchases described in this report.

ITEM 4. PURPOSE OF TRANSACTION.

The Shares being reported on this Schedule 13D have been acquired by the Master Fund in the ordinary course of its business. On January 11, 2008, Bank of America Corporation (“B of A”) and the Issuer announced they had signed an Agreement and Plan of Merger dated as of January 11, 2008 (the “Merger Agreement”). According to the announcement, the Merger Agreement has been approved by the Boards of Directors of B of A and the Issuer but is subject to customary closing conditions, including regulatory approvals and the approval of the Issuer’s stockholders. Under the terms of the Merger Agreement, shareholders of the Issuer would receive 0.1822 of a share of B of A stock in exchange for each share of the Issuer. The transaction is expected to close in the third quarter of 2008.

Based on publicly available information, the Reporting Persons are of the view that the Merger Agreement does not provide sufficient value to holders of the Issuer’s Common Stock. The Reporting Persons may initiate discussions with the Issuer and may communicate with the Issuer’s executive management and board of directors, with other holders of the Issuer’s Common Stock, and with B of A from time to time regarding the proposed terms of the Merger Agreement. Depending on various factors, including, without limitation, the price levels of the shares and other securities of the Issuer and B of A, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares and other securities of the Issuer, selling some or all of their shares, engaging in short selling of or hedging or similar transactions with respect to the shares or other securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise) or changing their intention partially or entirely with respect to any or all of the matters described in this Item. Except as indicated above, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Exhibit 1 to this Schedule 13D, has any plans or proposals that relate to or would result in any of the events specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of January 24th, 2008, the Master Fund directly beneficially owned 30,023,224 Shares representing 5.19% of the outstanding common stock of the Issuer based on the outstanding shares as of January 24, 2008.

The General Partner is the general partner of the Master Fund and, accordingly, the General Partner has the power to cause the Master Fund to vote or to dispose of securities which that entity beneficially owns. The Investment Manager is the investment manager of the Master Fund and, accordingly, has the power to cause the Master Fund to vote or to dispose of securities which that entity beneficially owns. Mr. Wood, as a director and principal of the Investment Manager, has the power to direct the voting or the disposition of the Shares. Therefore, for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, the Reporting Persons may be deemed to have shared voting and dispositive power over a total of 30,023,224 Shares.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

A list of transactions during the past 60 days relating to the Issuer’s securities is attached as Exhibit 2 hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description
1	Directors of SRM Global Fund General Partners Limited and SRM Fund Management (Cayman) Limited
2	Transactions in Issuer’s Securities During Last 60 Days
3	Joint Filing Agreement, dated as of August 6, 2007, among SRM Global Master Fund Limited Partnership, SRM Global Fund General Partner Limited and SRM Fund Management (Cayman) Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2008
(Date)

/s/ Philip Price
(Signature)
Name:	Philip Price
Title:	Authorized Signatory

INDEX TO EXHIBITS

Exhibit Number	Description
1	Directors of SRM Global Fund General Partners Limited and SRM Fund Management (Cayman) Limited
2	Transactions in Issuer’s Securities During Last 60 Days
3	Joint Filing Agreement, dated as of August 6, 2007, among SRM Global Master Fund Limited Partnership, SRM Global Fund General Partner Limited and SRM Fund Management (Cayman) Limited.